UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Qunar Cayman Islands Limited

(Name of Issuer)

Class B Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

74906P1049**

(CUSIP Number)

Ctrip.com International, Ltd.

c/o 99 Fu Quan Road, Shanghai 200335

The People’s Republic of China
Attention: Xiaofan Wang, Chief Financial Officer

+86 (21) 34064880

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Z. Julie Gao, Esq.
Haiping Li, Esq.

Skadden, Arps, Slate, Meagher & Flom

42/F, Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

+852 3910 4850

October 26, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*                 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**   There is no CUSIP number assigned to the Class B ordinary shares. CUSIP number 74906P1049 has been assigned to the American Depositary Shares of the Issuer, which are quoted on The NASDAQ Global Select Market under the symbol “QUNR.” Each ADS represents three Class B ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	290138 205

1	Names of Reporting Person Ctrip.com International, Ltd.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 190,152,519[1]
		8	Shared Voting Power 0
		9	Sole Dispositive Power 190,152,519[1]
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 190,152,519
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 48.4%
14	Type of Reporting Person (See Instructions) CO

1  Consists of  190,152,519 Class B ordinary shares of the Company directly held by Ctrip.com International, Ltd.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the Class B ordinary shares, par value US$0.001 per share, of Qunar Cayman Islands Limited, a company organized under the laws of the Cayman Islands (the “Company”), whose principal executive offices are located at 17th Floor, Viva Plaza, Building 18, Yard 29, Suzhou Street, Haidian District, Beijing, The People’s Republic of China.

Item 2.	Identity and Background.

(a) This Statement is being filed by Ctrip.com International, Ltd., a company organized under the laws of the Cayman Islands (“Ctrip” or the “Reporting Person”).

(b) The principal business and office address of the Reporting Person is 99 Fu Quan Road, Shanghai 200335, The People’s Republic of China.

(c) Ctrip is a holding company whose ordinary shares, represented by ADSs, are listed on the NASDAQ Global Select Market. Through its various subsidiaries and consolidated affiliated entities, Ctrip operates as a leading travel service provider for hotel accommodations, ticketing services, packaged tours and corporate travel management in China.

(d) - (e) During the last five years, none of the directors or executive officers of the Reporting Person has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is incorporated in the Cayman Islands.

Item 3.	Source and Amount of Funds or Other Consideration.

On October 24, 2015, Ctrip entered into a share exchange agreement (“Share Exchange Agreement”) with Baidu, Inc. and Baidu Holdings Limited (collectively, “Baidu”), attached hereto as Exhibit A, pursuant to which Ctrip issued and sold 11,488,381 ordinary shares of Ctrip, par value US$0.01 per share, to Baidu Holdings Limited in exchange for 190,152,519 Class B ordinary shares of the Company beneficially owned by Baidu (the “Share Consideration”). The Share Consideration consists of 11,450,000 Class B ordinary shares and 178,702,519 Class A ordinary shares beneficially owned by Baidu prior to the completion of this transaction, and the Class A ordinary shares automatically converted into Class B ordinary shares upon closing pursuant to the memorandum and articles of association of the Company then in effect.

In the transaction described above, which closed on October 26, 2015, Ctrip acquired a total of 190,152,519 Class B ordinary shares of the Company.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the Share Consideration from Baidu for purposes of long-term investment. Upon completion of the transactions contemplated under the Share Exchange Agreement, the Reporting Person appointed four directors to the Company’s board of directors, which currently consists of nine members. The Reporting Person expects to evaluate, on an ongoing basis, the Company’s financial condition and prospects and its interests in, and intentions with respect to, the Company and the investment in the securities of the Company, which review may be based on various factors, including but not limited to the Company’s business and financial condition, results of operation and prospects, general economic and industry conditions, the securities markets in general.  Accordingly, the Reporting Person reserves the right to change its intentions, as it deems appropriate, at any time. In particular, the Reporting Person may, from time to time, in the open market, through privately negotiated transactions or otherwise, increase its holdings in the Company or dispose of all or a portion of the securities of the Company that the Reporting Person now owns or may hereafter acquire. The Reporting Person may be in contact, either directly, or through its nominated directors, with members of the Company’s management, the members of the board of directors, other significant shareholders and others regarding matters relating to its investment.

Other than as expressly set forth in this Item 4 or below, the Reporting Person has no plans or proposals as of the date of this filing which relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to this Statement. The Reporting Person may, however, adopt in the future such plans or proposals subject to compliance with applicable regulatory requirements.

Item 5.	Interest in Securities of the Issuer.

(a) — (b) With respect to the Reporting Person, the responses to Rows (7) through (13) of the cover pages of this Statement are hereby incorporated by reference in this Item 5.

As of the date of this Statement, the Reporting Person beneficially owns 190,152,519 Class B ordinary shares of the Company. The percentages of ownership set forth in row 13 of the cover page for the Reporting Person is based on 392,819,600 ordinary shares (including 224,299,179 Class A ordinary shares and 168,520,421 Class B ordinary shares) outstanding on an as-converted basis as of June 30, 2015, as disclosed in the Company’s unaudited financial results for the second quarter ended June 30, 2015 as furnished under a Form 6-K dated August 25, 2015.

Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting rights. Each Class A ordinary share is entitled to three votes, and each Class B ordinary share is entitled to one vote.

(c) Except as set forth in Item 4 and Item 5, to the knowledge of the Reporting Person, no transaction in any of the ordinary shares of the Company has been effected by the Reporting Person during the past sixty days preceding the filing of this Statement.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 and Item 5 above is hereby incorporated by reference in this Item 6.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and between the Reporting Person and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

A	Share Exchange Agreement dated October 24, 2015 among Ctrip, Baidu, Inc. and Baidu Holdings Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2015

Ctrip.com International, Ltd.	By:	/s/ Xiaofan Wang
Name: Xiaofan Wang
Title: Chief Financial Officer

APPENDIX A

EXECUTIVE OFFICERS AND DIRECTORS

The business address of the directors and executive officers listed below is c/o Ctrip 99 Fu Quan Road, Shanghai 200335, the People’s Republic of China.

Ctrip.com International, Ltd.

Directors:

Name	Country of Citizenship
James Jianzhang Liang	United States of America
Min Fan	People’s Republic of China
Neil Nanpeng Shen	People’s Republic of China (Hong Kong SAR)
Qi Ji	Singapore
Gabriel Li	People’s Republic of China (Hong Kong SAR)
JP Gan	United States of America
Robin Yanhong Li	People’s Republic of China
Tony Yip	Australia

Executive Officers:

Name	Title	Country of Citizenship
Jane Jie Sun	Co-President	Singapore
Jenny Wenjie Wu	Chief Strategy Officer	People’s Republic of China (Hong Kong SAR)
Xiaofan Wang	Chief Financial Officer	People’s Republic of China